FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                  1 August 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Holding(s) in Company
2. Director/PDMR Shareholding
3. Result of AGM
4. AGM Resolution
5. Holding(s) in Company
6. Director/PDMR Shareholding
7. Director/PDMR Shareholding


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  1 August 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Holding(s) in Company
2.                          Director/PDMR Shareholding
3.                          Result of AGM
4.                          AGM Resolution
5.                          Holding(s) in Company
6.                          Director/PDMR Shareholding
7.                          Director/PDMR Shareholding

Exhibit No. 1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


British Airways Plc




2. Name of shareholder having a major interest


Deutsche Bank AG



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Deutsche Bank AG



5. Number of shares / amount of stock acquired


34,079,514



6. Percentage of issued class


3.01%



7. Number of shares / amount of stock disposed


N/a



8. Percentage of issued class


N/a



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known





11. Date company informed


6 July 2006



12. Total holding following this notification


34,079,514



13. Total percentage holding of issued class following this notification


3.01%



14. Any additional information






15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


7 July 2006



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


Exhibit No. 2

                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 11 July 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 10 July 2006 the Trust had purchased 46,242 ordinary shares of 25p each at a price of 3.68p each.

The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested increased by 46,242.

The Company also announced that on 10 July 2006 the Trust disposed of 46,242 ordinary shares of 25p each to satisfy the exercise of options under the Company's Long Term Incentive Plan. The executive directors of the Company listed below, as well as other employees, are potential beneficiaries of the trust. As such, they are deemed to be interested in the shares held by the Trustee. Accordingly, the number of shares in which the directors are interested decreased by 46,242 following the disposal.

The relevant executive directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.


Contact

Alan Buchanan, Company Secretary
Tel: 0208 738 5119


Exhibit No. 3

British Airways Plc Poll Results

Annual General Meeting 18 July 2006




           Resolution                             For              %           Against            %       Vote Withheld


1. Report and Accounts                       664,412,277         99.94          386,243          0.06       25,298,458
2. Remuneration Report                       671,752,398         99.24        5,155,572          0.76       13,178,121
3. Re-election of Martin Broughton           687,183,224         99.61        2,688,900          0.39          234,190
4. Re-election of Martin Read                684,136,138         99.17        5,694,681          0.83          274,585
5. Election of Chumpol NaLamlieng            686,570,941         99.54        3,159,867          0.46          374,296
6. Election of Keith Williams                689,122,012         99.90          697,263          0.10          280,692
7. Re-appointment of Auditor                 672,033,554         98.82        8,005,268          1.18       10,062,718
8. Remuneration of Auditor                   683,567,698         99.10        6,229,442          0.90          300,900
9. EU Political Expenditure                  446,747,056         65.96      230,590,281         34.04        9,209,567



Exhibit No. 4

BRITISH AIRWAYS Plc - ANNUAL GENERAL MEETING 2006

At the Annual General Meeting held on 18 July 2006, the following resolution was duly passed:

EU Political Donations

It was resolved by Ordinary Resolution that:

the Company be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the "Act") to make Donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act), provided that:

(a) the maximum sum which may be donated to EU political organisations and incurred in respect of EU political expenditure (the "Maximum Sum") shall not exceed GBP400,000 during the period from 18 July 2006 to the earlier date of the 2010 annual general meeting of the Company and 18 July 2010, provided further that, of the Maximum Sum, the Company may not make Donations to EU political organisations or incur EU political expenditure in excess of GBP100,000 during any period commencing on the date of one general meeting of the Company and ending on the date of the next annual general meeting of the Company;

(b) the Maximum Sum may be comprised of one or more amounts in different currencies which shall be converted at such rates as may be determined by the Board in its absolute discretion to be appropriate; and

(c) this authority shall expire on the earlier of the date of the 2010 annual general meeting and 18 July 2010, unless previously renewed, varied or revoked by the Company in general meting.



Alan Buchanan
Company Secretary

19 July 2006


Exhibit No. 5

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


British Airways Plc




2. Name of shareholder having a major interest


Deutsche Bank AG



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Deutsche Bank AG



5. Number of shares / amount of stock acquired


N/a



6. Percentage of issued class


N/a



7. Number of shares / amount of stock disposed


N/a



8. Percentage of issued class


N/a



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known





11. Date company informed


19 July 2006



12. Total holding following this notification


N/A



13. Total percentage holding of issued class following this notification


Less than 3%



14. Any additional information


Deutsche Bank no longer have a notifiable interest



15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


20 July 2006



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 6

                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 25 July 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 21 July 2006 the Trust had purchased 61,202 ordinary shares of 25p each at a price of 359p each.

The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested increased by 61,202.

The Company also announced that on 21 July 2006 the Trust disposed of 61,202 ordinary shares of 25p each to satisfy the exercise of options under the Company's Long Term Incentive Plan. The executive directors of the Company listed below, as well as other employees, are potential beneficiaries of the trust. As such, they are deemed to be interested in the shares held by the Trustee. Accordingly, the number of shares in which the directors are interested decreased by 61,202 following the disposal

The relevant executive directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.


Contact
Alan Buchanan, Company Secretary
Tel: 0208 738 5119


Exhibit No. 7


                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 26 July 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 25 July 2006 the Trust had purchased 129,529 ordinary shares of 25p each at a price of 384p each.


The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested increased by 129,529.


The Company also announced that on 26 July 2006 the Trust disposed of 129,529 ordinary shares of 25p each to satisfy the exercise of options under the Company's Long Term Incentive Plan. The executive directors of the Company listed below, as well as other employees, are potential beneficiaries of the trust. As such, they are deemed to be interested in the shares held by the Trustee. Accordingly, the number of shares in which the directors are interested decreased by 129,529 following the disposal

The relevant executive directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.


Contact

Alan Buchanan, Company Secretary

Tel: 0208 738 5119